November 22, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

North Bay Resources Inc.
Amendment No.8 Registration Statement on Form S-1
Filed November 2, 2010
File No. 333-164860

We have reviewed the Commission’s comments to our Registration Statement on Form S-1 filed with the Commission on November 2, 2010.  We have prepared our responses to the Commission’s comments. Our responses follow each of the Commission’s comments set forth below.

Form S-l

Security Ownership of Certain Beneficial Owners and Management page 24

1.
We note your response to prior comments 5 and 6.including the column titled "approximate voting percent of class (%)." However, as prior comment 5 requested, please revise to provide a column indicating the total overall voting power held by each owner, regardless of class. In addition, since Mr. Leopold's ownership in the Series I preferred stock affords him at all times voting power equal to 80% of all votes entitled to vote, it is not possible for any other shareholder to hold more than 20% of the voting power. Please ensure that this is properly reflected in the revised voting percentage column.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 24.

North Bay Resources Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Perry Leopold

Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (201) 265-6069
Thomas E. Boccieri, Esq.